FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 15, 2007	/s/ Donat Madilo Donat Madilo Treasurer

INDEX TO EXHIBITS

1	Banro Corporation’s Consolidated Financial Statements dated March 31, 2007

2	Banro Corporation’s Management's Discussion and Analysis for the Three Months Ended March 31, 2007

3	Certification of Chief Executive Officer (Form 52-109F2)

4	Certification of Chief Financial Officer (Form 52-109F2)

EXHIBIT 1

Banro Corporation

Consolidated Financial Statements

March 31, 2007

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

March 31, 2007

(Expressed in U.S. dollars)

Contents

Notice to reader	2

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Deficit	4

Statements of Cash Flows	5

Summary of Significant Accounting Policies	6-8

Notes to Financial Statements	9-23

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three month period ended March 31, 2007 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	March 31, 2007 (unaudited)	December 31, 2006 (audited)

Assets
Current
Cash	$ 4,934,300	$ 5,962,993
Short term investments (Note 2)	43,986,271	46,298,028
Accounts receivable and prepaid expenses	216,120	279,449
	49,136,691	52,540,470

Investments (Note 3)	3,630,076	2,516,178
Property, plant and equipment (Note 4)	1,140,622	1,209,629
Deferred exploration expenditures (Note 5)	39,574,551	34,132,109
	$ 93,481,940	$ 90,398,386
Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 736,397	$ 2,858,957

Shareholders’ equity
Share capital (Note 6)	135,942,816	130,181,820
Contributed surplus (Note 6(e))	7,355,600	6,873,851
Cumulative translation adjustment (Note 3(b))	26,007	7,284
Deficit	(50,578,880)	(49,523,526)
	92,745,543	87,539,429
	$ 93,481,940	$ 90,398,386

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Deficit

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2007	2006

Expenses
Professional fees	$ 206,309	$ 177,842
Consulting fees	24,834	28,444
Office and sundry	254,310	211,339
Salary	308,513	240,793
Employee stock-based compensation	1,752,239	79,571
Travel	175,457	189,252
Shareholder relations and promotion	131,408	219,117
Directors fees	22,500	6,000
Interest and bank charges	3,700	4,379
Amortization	5,105	5,860
Foreign exchange (gain) loss	(197,926)	77,052

	(2,686,449)	(1,239,649)
Interest income	565,511	233,286

Loss from operations	(2,120,938)	(1,006,363)

Gain on dilution of interest in BRC Diamond	1,116,561	1,487,760
Share of equity loss of BRC Diamond and Loncor	(50,977)	(54,765)

Net (loss) income for the period	(1,055,354)	426,632

Deficit, beginning of period	(49,523,526)	(46,465,151)

Deficit, end of period	$ (50,578,880)	$ (46,038,519)

(Loss) earnings per share (Note 6(d))	$ (0.03)	$ 0.01

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

For the Three Months ended March 31	2007	2006

Cash provided by (used in)

Operating activities
Net (loss) income for the period	$ (1,055,354)	$ 426,632
Adjustments to reconcile loss to net cash provided by
operating activities
Unrealized foreign exchange gain	(197,926)	-
Share of equity loss	50,977	54,765
Gain on dilution of interest	(1,116,561)	(1,487,760)
Value of options issued (Note 6(c))	1,105,403	79,571
Amortization	5,105	5,860
Accrued Interest	435,116	(64,373)
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	63,329	(192,272)
Accounts payable	(2,122,560)	498,881

	(2,832,471)	(678,696)
Investing activities
Acquisition of property, plant and equipment	(55,457)	(195,142)
Short term investments	1,876,641	5,752,844
Investment and advances to BRC Diamond	(13,783)	161,178
Investment and advances to Loncor	(2,670)	(34,873)
Deferred exploration expenditures	(4,368,756)	(3,318,919)

	(2,564,025)	2,365,088
Financing activities
Common shares issued for cash	4,169,876	3,148,842

Effect of foreign exchange on cash held in foreign currency	197,927	-

Net (decrease) increase in cash during the period	(1,028,693)	4,835,234
Cash, beginning of period	5,962,993	1,651,937

Cash, end of period	$ 4,934,300	$ 6,487,171

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Canada, Delrand Explorations Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance	basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and deficit.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted. At March 31, 2007, the Company held the equivalent of $18,817,484 (December 31, 2006 - $19,678,711) in Canadian dollar cash and short term investments.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Variable Interest Entities

Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company currently does not have any VIE's.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.83% to 5.01%, maturities up to July 30, 2007 and a market value of $25,038,470 and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.0% to 4.03%, maturities up to August 24, 2007 and a market value of $18,935,720 (Cdn$ 21,863,203).

3.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represents 4.67% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost of $150,601 (December 31, 2006- $150,601) and will be written down only when there has been a loss in value which is other than temporary. The quoted market value of the shares on March 31, 2007 was $0.10 per share or $94,126 in the aggregate (December 31, 2006 - $131,776).

(b)	Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 27.59% (December 31, 2006 – 30.14%) equity interest, in BRC Diamond Corporation (“BRC”) with a quoted market value of approximately $16,926,926 at March 31, 2007 (December 31, 2006 - $12,304,847). The assets and liabilities of BRC are translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under Cumulative translation adjustment as a separate component of shareholders’ equity. The principal business of BRC is the acquisition and exploration of mineral properties.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$ 2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

3.	Investments (continued)

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during the three month period ended March 31, 2007, BRC issued 144,000 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn $411,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.59%. This reduction in equity interest resulted in a dilution gain of $1,116,561.

The Company's investment in BRC is summarized as follows:

	March 31, 2007	December 31, 2006

Equity investment, beginning of period	$ 2,022,872	$ 708,292
Share of loss	(43,645)	(387,425)
Gain on dilution of interest	1,116,561	1,514,962
Share of contributed surplus	13,137	179,759
Cumulative translation adjustment	18,723	7,284

Equity investment, end of period	3,127,648	2,022,872
Amount due from BRC	13,783	-
	$ 3,141,431	$ 2,022,872

BRC’s summarized consolidated balance sheet and income statement for the periods ended March 31, 2007 and December 31, 2006, converted to US $ at the period end rate of exchange, are as follows:

	March 31, 2007	December 31, 2006
Assets
Current assets	$ 4,072,332	$ 329,988
Investment	79,675	78,939
Mineral properties	7,526,226	6,401,050
Property, plant and equipment	122,347	138,695

	11,800,580	6,948,672

Liabilities	(464,415)	(237,082)

Net Equity	$ 11,336,165	$ 6,711,590

	March 31, 2007	March 31, 2006
Income Statement
Interest income	$ -	$ 145
Expenses	(158,688)	(179,004)

Net Loss	$ (158,688)	$ (178,859)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

3.	Investments (continued)

(c)	Investment in Loncor Resources Inc.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the wholly owned subsidiary, Loncor Resources Inc. (“Loncor”), to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. However, the Company continues to exercise significant influence over Loncor’s operations; therefore, the Company changed the method of accounting for its investment in Loncor from the consolidation method to the equity method. The principal business of Loncor is the acquisition and exploration of mineral properties. As at March 31, 2007, the carrying book value of the Company’s investment in Loncor amounted to $338,044 (December 31, 2006 - $342,705).

The Company's investment in Loncor is summarized as follows:

	March 31, 2007	December 31, 2006

Equity investment, beginning of period	$ 185,705	$ 215,000
Share of loss	(7,331)	(29,295)

Equity investment, end of period	178,374	185,705
Amount due from Loncor	159,670	157,000
	$ 338,044	$ 342,705

Loncor’s summarized consolidated balance sheet and income statement for the periods ended March 31, 2007 and December 31, 2006, are as follows:

	March 31, 2007	December 31, 2006
Assets
Current assets	$ 163,154	$ 77,613
Mineral properties	1,003,495	635,422
Property, plant and equipment	5,750	8,500

	1,172,399	721,535

Liabilities	(795,984)	(330,086)

Net Equity	$ 376,415	$ 391,449

	March 31, 2007	December 31, 2006
Income Statement
Interest income	$ -	$ 18
Expenses	(233,107)	(363,528)
Charges capitalized to Mineral properties	218,073	303,447

Net Loss	$ (15,034)	$ (60,063)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

4.	Property, Plant and Equipment

March 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 33,672	$ 133,984
Office equipment	373,305	255,147	118,158
Vehicles	772,716	379,178	393,538
Communication equipment	59,417	25,615	33,802
Field camps	449,732	190,498	259,234
Surveying equipment	90,057	38,777	51,280
Geochemistry	166,838	61,074	105,764
Field equipment	18,059	7,471	10,588
Leasehold improvement	152,470	118,196	34,274

	$ 2,250,250	$ 1,109,628	$ 1,140,622

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 26,620	$ 141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$ 2,194,792	$ 985,163	$ 1,209,629

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

5.	Deferred Exploration Expenditures

Deferred Exploration

	Period ended March 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to March 31, 2007

Exploration cost	$ 4,368,756	$ 19,786,006	$ 51,242,741
Stock option compensation expense	954,326	2,076,385	3,940,537
Amortization of plant and equipment	119,360	419,708	892,331
Deconsolidation of Loncor	-	(332,127)	(332,127)

Net expenditure	5,442,442	21,949,972	55,743,482
Effect of exchange rate change	-	-	2,511

	5,442,442	21,949,972	55,745,993
Write-off	-	-	(16,191,442)

	$ 5,442,442	$ 21,949,972	$ 39,554,551

Mineral rights

	Period ended March 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to March 31, 2007
Mineral rights	$ -	$ 20,000	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ 20,000	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

	Number of Shares	Amount

December 31, 2004	26,565,688	$ 51,079,128
Exercise of stock options	406,000	246,467
Exercise of warrants	240,000	1,048,939
Issued during the year	5,500,000	25,351,260

December 31, 2005	32,711,688	77,725,794
Exercise of stock options	1,512,949	5,521,674
Issued during the year	4,376,000	46,934,352

December 31, 2006	38,600,637	130,181,820
Exercise of stock options	1,169,500	5,760,996

March 31, 2007	39,770,137	$ 135,942,816

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

6.	Share Capital - (continued)

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at March 31, 2007, the Company had 3,629,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.71 per share, expiring at various dates between February 2008 and March 2012.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or cancelled	(456,000)	(1.62)
Granted	1,040,000	5.12
Outstanding at December 31, 2005	4,297,000	3.70
Exercised or cancelled	(1,602,949)	(3.16)
Granted	2,117,000	13.90
Outstanding at December 31, 2006	4,811,051	8.36
Exercised or cancelled	(1,244,500)	(4.77)
Granted	63,000	15.00
Outstanding at March 31, 2007	3,629,551	9.71

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

6.	Share Capital - (continued)

(c) Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007:

	Options outstanding and exercisable
Date of grant	Number outstanding at 03/31/07	Options Exercisable at 03/31/07	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	73,000	73,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/08/05	50,000	50,000	6.65	08/08/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	173,750	11.25	01/25/11
02/06/06	20,000	15,000	11.25	02/06/11
10/24/06	652,000	-	13.52	10/24/11
12/18/06	1,025,000	-	15.00	12/18/11
3/29/07	63,000	-	15.00	3/29/12

	3,629,551	1,808,301

2006

During 2006, the Company recognized in the statement of operations as an expense $909,019 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,149,431 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

6.	Share Capital - (continued)

(c) Stock Options - (continued)

2007

During the three month period ended March 31, 2007, the Company recognized in the statement of operations as an expense $1,105,403 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $954,326 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 3.83% (2006 – 3.83% to 4.08%)
(ii)	expected volatility: 51.63% (2006 – 42.91% to 50.92%)

(iii) expected life: 5 years (2006 – 3 to 5 years)

(iv) expected dividends: $Nil (2006 - $Nil)

A summary of the status of the Company’s non-vested options as at March 31, 2007 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2006	2,172,000	$ 6.14
Granted	63,000	5.69
Cancelled	(75,000)	(7.29)
Vested	(338,750)	(2.76)
Non-vested at March 31, 2007	1,821,250	$ 6.71

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

6.	Share Capital - (continued)

(d)	Earnings (Loss) per Share

Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended March 31, 2007, amounting to 39,312,598 (March 31, 2006 – 32,969,088) common shares.

Fully diluted earnings (loss) per share have not been presented since the exercise of the options would be anti-dilutive.

(e)	Contributed Surplus

	March 31, 2007	December 31, 2006
Balance, beginning of the period	$ 6,873,851	$ 5,407,283
Options granted	2,059,730	3,058,450
Share of BRC contributed surplus (Note 3(b))	13,137	179,759
Options exercised or cancelled	(1,591,118)	(1,771,641)

Balance, end of the period	$ 7,355,600	$ 6,873,851

7.	Related Party Transactions

Directors fees of $22,500 (March 31, 2006 - $6,000) were paid to non-executive directors of the Company.

Legal fees of $169,384 (March 31, 2006 - $162,315), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At March 31, 2007, $84,035 (December 31, 2006 - $20,054) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

8.	Lease Commitments

The Company's future minimum lease commitments for office premises as at March 31, 2007 for the following four years are as follows:

2007	$ 70,497
2008	93,996
2009	93,996
2010	62,664

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	March 31, 2007	December 31, 2006

Democratic Republic of the Congo – deferred exploration costs	$ 39,574,551	$ 34,132,109
Democratic Republic of the Congo – capital assets	1,106,003	1,169,905
Canada – capital assets	34,619	39,724
	$ 40,715,173	$ 35,341,738

10.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Three month period ended March 31, 2007	Year ended December 31, 2006
Amortization included in deferred exploration expenditures	$ 119,360	$ 419,708
Stock option compensation included in deferred exploration expenditures	954,326	2,076,385

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary.  Under FAS 115 the Company is accounting for the marketable securities as available for sale.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(f)	Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

The impact of the foregoing on the financial statements is as follows:

Income Statement

For the three months ended March 31	2007	2006

Net (loss) income per Canadian GAAP	$ (1,055,354)	$ 426,632
Equity loss adjustment	(129,224)	-
Deferred exploration	(5,442,442)	(3,776,859)

Loss per U.S. GAAP	(6,627,020)	(3,350,227)
Other comprehensive gain(loss) – Cumulative translation adjustment	(18,723)	-
Other comprehensive gain(loss) – Adjustment for shares available for sale	(37,650)	(75,301)

Total comprehensive loss	$ (6,683,393)	$ (3,425,528)

Loss per share (basic and diluted)	$ (0.17)	$ (0.10)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Balance Sheet

	March 31, 2007	December 31, 2006

Total assets per Canadian GAAP	$ 93,481,940	$ 90,398,386
Investment available for sale	(56,475)	(18,825)
Equity investment	(2,076,487)	(1,929,278)
Deferred exploration	(39,574,551)	(34,132,109)

Total assets per U.S. GAAP	$ 51,774,427	$ 54,318,174

Total liabilities per Canadian and U.S. GAAP	$ 736,397	$ 2,858,957

Shareholders’ equity per Canadian GAAP	$ 92,745,543	$ 87,539,429
Equity investment adjustments	(2,058,501)	(1,964,567)
Cumulative translation adjustment	(18,723)	(7,284)
Deferred exploration	(39,574,551)	(34,132,109)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	(56,475)	(18,825)
Cumulative translation account	737	42,573

Total shareholders’ equity per U.S. GAAP	$ 51,038,030	$ 51,459,217

Total liabilities and shareholders’ equity per U.S. GAAP	$ 51,774,427	$ 54,318,174

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

March 31, 2007

12.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Cash Flow

For the three months ended March 31	2007	2006

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (2,832,470)	$ (678,696)
Deferred exploration	(4,368,756)	(3,318,919)

Operating activities per US GAAP	(7,201,227)	(3,997,615)

Investing activities per Canadian GAAP	(2,564,025)	2,365,088
Deferred exploration	4,368,756	3,318,919

Investing activities per US GAAP	1,804,731	5,684,007

Financing activities per Canadian & US GAAP	4,169,876	3,148,842

Effect of foreign exchange on cash	197,927	-

Net increase (decrease) in cash during the year	(1,028,693)	4,835,234

Cash, beginning of year	5,962,993	1,651,937

Cash, end of the year	$ 4,934,300	$ 6,487,171

EXHIBIT 2

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2007

The following management’s discussion and analysis ("MD&A"), which is dated as of May 14, 2007, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the three month period ended March 31, 2007, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three month period ended March 31, 2007, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2006. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, in March 2007 the Company

1

announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During the first quarter of 2007 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil, trench and rock sampling and geological mapping. No exploration was undertaken during the first quarter of 2007 at Kamituga.

Twangiza Project

In January 2007, the Company announced the following updated mineral resource estimates for the Twangiza project:

(Using a 1.0 g/t Au cut-off)

-----------------------------------------------------------------------------

Mineral		Au
Resource Category	Tonnes	(g/t)	Ounces

-----------------------------------------------------------------------------

Measured	9,926,000	2.99	955,000
Indicated	29,303,000	2.18	2,053,000
Measured & Indicated	39,229,000	2.39	3,008,000

-----------------------------------------------------------------------------

Inferred*	43,104,000	1.90	2,633,000

-----------------------------------------------------------------------------

Ounces and tonnes rounded to the nearest '000.

* Includes an Inferred Resource of 132,000 ounces of gold (985,000 tonnes grading 4.16 g/t Au) of "Valley Fill" oxide material from previous artisanal activity associated with the main Twangiza deposit.

In May 2007, the Company announced further drilling results from another 21 core holes drilled at Twangiza as part of the Company's ongoing core drilling program at Twangiza. These drilling results will be incorporated into a revised mineral resource update for the National Instrument 43-101 preliminary assessment study with respect to Twangiza which is expected to be completed within the next two months. This study is being undertaken by a number of independent engineering consulting companies, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET will also undertake the economic valuation and report compilation.

Additional information with respect to the Twangiza project is contained in the technical report of Michael B. Skead (the Company's Vice President, Exploration and a "qualified person", as such term is defined in National Instrument 43-101) dated March 6, 2007 and entitled "Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Namoya Project

In February 2007, the Company announced further drilling results from another 52 core holes drilled at Namoya, which concluded the 10,826 metre drilling program for 2006 focused on upgrading the resource base and delineating the full strike extent of the main deposits of

2

Mwendamboko, Kakula and Namoya Summit. In addition, initial indications from preliminary, exploration core drilling carried out on the Muvirungu, Seketi and Filon B prospects are that further drilling is warranted. This is being followed up on during 2007.

Additional information with respect to the Namoya project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Lugushwa Project

In February 2007, the Company announced further drilling results from an additional 39 core holes drilled at Lugushwa, which completed the 2006 core drilling program at Lugushwa of 54 holes totaling 8,332 metres. In addition to the drilling program, ongoing exploration continues to assess the full extent of the main mineralized trend at Lugushwa. Historical data indicates that there is potential to find further prospects along and to the northeast of the currently known prospects between Carriere A and Kimbangu. A regional stream sediment sampling program is planned to test the extension of mineralization to the northeast. In light of the new understanding on the controls of mineralization, all soil anomalies defined in the soil geochemical program during 2005 and 2006 are being re-evaluated.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

Peter N. Cowley, F.I.M.M.M., the Company's President and Chief Executive Officer and a "qualified person" as defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2007, the Company reported a net loss of $1,055,354, or $0.03 per share, compared to a net income of $426,632, or $0.01 per share, reported for the three month period ended March 31, 2006. During the first quarter of 2007, significant changes in operating expenses occurred in the expense categories described below as compared to the first quarter of 2006:

3

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, increased to $206,309 during the first quarter of 2007 from $177,842 for the corresponding period in 2006, as a result of the general increase in the Company's activities and efforts to comply with increased securities regulatory requirements.

Office and sundry

Office and sundry expenses, which increased by 20% during the first quarter of 2007 compared to the first quarter of 2006, included items such as rent, filing fees, insurance and communication costs. The increase during the first quarter of 2007 was mainly the combined result of a 26% increase in stock exchange filing fees and a 47% increase in insurance cost (which was related to an increase in the coverage under the Company's directors' and officers' liability insurance policy from Cdn$3 million to Cdn$10 million).

Salaries

Salary expenses increased to $308,515 for the three month period ended March 31, 2007 from $240,793 for the three month period ended March 31, 2006, due to a general increase in employees’ annual salary amounts.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during the first quarter of 2007 increased to $1,752,239 from $79,571 accrued during the corresponding period in 2006, due to new stock option grants which occurred during the fourth quarter of 2006 and during the first quarter of 2007.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion decreased by approximately 40% to $131,408 during the first quarter of 2007 from $219,117 for the corresponding period in 2006. Higher expenses in this category during the first quarter of 2006 were the result of increased promotional and investor relations activities in an effort to increase awareness of the Company and its projects in the investment community.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $197,926 during the first quarter of 2007, compared to a foreign exchange loss of $77,052 recorded during the first quarter of 2006, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes. During the three month period ended March 31, 2007, these short term investments generated interest revenue of $565,511 compared to $233,286 generated during the same period in 2006. The increase in interest revenue is due to additional short term investments made during the second quarter of 2006 following the equity financing completed by the Company.

4

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2007. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2007	2006	2006	2006
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net loss	$ (1,055,354)	$ (2,449,007)	$ (278,842)	$ (757,158)
Net loss per share	$ (0.03)	$ (0.06)	$ (0.01)	$ (0.02)
	2006	2005	2005	2005
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter

Net (loss) income	$ 426,632	$ (1,091,180)	$ (779,759)	$ (1,432,062)
Net (loss) earnings per share	$ 0.01	$ (0.04)	$ (0.02)	$ (0.06)

The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC Diamond Corporation of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC Diamond Corporation of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom. The increase in the net loss recorded in the fourth quarter of 2005 as compared to the third quarter of 2005 was most significantly impacted by increased salary expense due to the year end bonuses paid to employees, as well by a foreign exchange gain which decreased significantly from the foreign exchange gain recorded during the third quarter of 2005. In addition, the Company recorded during the fourth quarter of 2005 a significant gain on dilution of its equity investment in BRC Diamond Corporation. The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar.

5

Liquidity and Capital Resources

As at March 31, 2007, the Company had cash and short term investments of $48,920,571 compared to cash and short term investments of $52,261,021 as at December 31, 2006. In February and March 2007, the Company received an additional Cdn$4,816,125 from the exercise of 1,169,500 stock options under the Company’s stock option plan.

During the first quarter of 2007, the Company spent $4,368,756 in exploration expenditures and $55,457 on capital assets to carry on its DRC projects (compared to $3,318,919 in exploration expenditures and $195,142 on capital assets spent during the first quarter of 2006). During the first quarter of 2007, the Company's exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil, trench and rock sampling and geological mapping.

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until at least mid-2008.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 321,153	$ 70,497	$ 187,992	$ 62,664	-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during the first quarter of 2007 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•	risk-free interest rate: 3.83% (2006 – 3.83% to 4.08%);
•	expected volatility: 51.63% (2006 – 42.91% to 50.92%);
•	expected life: 5 years (2006 – 3 to 5 years);
•	expected dividends: $Nil (2006 - $Nil).

6

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at May 14, 2007, the Company had outstanding 39,770,137 common shares and stock options to purchase an aggregate of 3,629,551 common shares.

Related Party Transactions

Directors fees of $22,500 (March 31, 2006 - $6,000) were paid to non-executive directors of the Company. Legal fees of $169,384 (March 31, 2006 - $162,315), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At March 31, 2007, $84,035 (December 31, 2006 - $20,054) owing to this legal firm was included in accounts payable

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

7

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the first quarter of 2007 and 2006, the Company recorded a foreign exchange gain of $197,926 and a foreign exchange loss of $77,052, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 30, 2007 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

8

EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Peter N. Cowley, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007.

(signed) *"Peter N. Cowley"*
Name: Peter N. Cowley
Title: Chief Executive Officer and President

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, J. Gregory Short, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007.

(signed) *"J. Gregory Short"*
Name: J. Gregory Short
Title: Chief Financial Officer